

December 3, 2010

Mr. Ross Senior
Chief Executive Officer and Chief Financial Officer
Protokinetix, Inc.
2225 Folkestone Way
West Vancouver, British Columbia Canada V7S 2Y6

Re: Protokinetix, Inc.
Form 10-K for the Year Ended December 31, 2009
File No. 000-32917

Dear Mr. Senior:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within 10 business days by amending your Form 10-K for the year ended December 31, 2009 or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments.

Item 9A. Controls and Procedures

1.   Although you disclose the existence of material weaknesses in internal control over financial reporting, you do not appear to provide management's annual report on internal control over financial reporting as required by Item 308T(a) of Regulation S-K. Please amend your filing to provide the required management report including:

- A statement of your responsibility for establishing and maintaining adequate internal control over financial reporting;
- A statement identifying the framework you used to evaluate the effectiveness of your internal control over financial reporting;
- A clear conclusion as to whether your internal control over financial reporting was effective or ineffective at December 31, 2009; and
- A statement that your Form 10-K does not include an attestation report of your auditor pursuant to temporary rules of the Securities and Exchange Commission.

2.   Please clearly disclose whether you had any changes in internal controls over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Please see Item 308T(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant